

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2013

Via E-mail

Scott F. Schaeffer
Chief Executive Officer, President, and Chairman of the Board
Independence Realty Trust, Inc.
Cira Centre
2929 Arch Street
17th Floor
Philadelphia, PA 19103

> **Re: Independence Realty Trust, Inc.**
> **Registration Statement on Form S-11**
> **Filed May 14, 2013**
> **File No. 333-188577**

Dear Mr. Schaeffer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please tell us how you determined it was not necessary to provide dilution information. Please refer to Item 506 of Regulation S-K.

2.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement, including, but not limited to, the disclosure starting on page 3 in the section "Our Market Opportunity." Please note that the

requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily. In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

Cover Page

3.   Please revise your cover page to clarify that this is a firm commitment offering. Please refer to Item 501(b)(8) of Regulation S-K.

Prospectus Summary, page 2

Our Properties, page 3

4.   Please explain how you determined "effective rent per unit." Please clarify whether this amount takes into account tenant concessions, such as free rent. If not, please quantify the impact of tenant concessions.

Summary Risk Factors, page 4

5.   Please add summary risk factors to address the fact that it will be difficult to remove the manager, even for poor performance, and the termination fee that may result, as well as the risk of dilution if the manager is internalized.

Compensation of Our Advisor and Our Property Manager, page 6

6.   With a view towards disclosure, please tell us how your advisor will be compensated if you enter into a joint venture with an affiliate.

7.   We note your disclosure in the "Property Management and Leasing Fees (Property Manager) section that "*up to* 4% of [y]our gross revenues [are] payable to Jupiter" (emphasis added). Please explain the circumstances under which less than 4% would be payable to Jupiter.

Risk Factors, page 12

If we internalize our management functions …, page 15

8.   In this risk factor, you discuss internalizing your advisor. If applicable, please explain
        that upon any internalization, certain key employees may not remain with the entities but
        will instead remain employees of the sponsor or its affiliates. In addition, please consider
        adding disclosure to address the impact on you if the advisor is internalized by another
        entity.

Distribution Policy, page 33

9.   We note your table on page 33. Please also disclose the total amount of distributions paid
        each quarter for the past year, and the sources of distributions. Please note that total
        distributions should take into account amounts paid pursuant to a distribution
        reinvestment plan. To the extent cash flow from operations has been insufficient to cover
        total distributions paid, please add a risk factor and disclose the amount paid from each
        other source used.

Capitalization, page 34

10.   Please tell us how you determined it was not necessary to include the redemption of your
        Series B preferred units in the "as adjusted" column.

11.   Please revise your filing to present items ii and iii separately from items i and iv.

Selected Consolidated Financial and Operating Data, page 35

12.   Please revise your filing to present pro forma financial information within your Selected
        Consolidated Financial and Operating Data and in your Summary Selected Consolidated
        Financial and Operating Data on page 11.

Management's Discussion and Analysis …, page 36

13.   We note your advisor waived any asset management fees on the initial portfolio for the
        first two years of ownership. Please revise your filing to disclose any impact from this
        waiver and its expiration that would cause reported financial information to not
        necessarily be indicative of future operating results.

Results of Operations, page 36

14.   We note your disclosure in the first paragraph of this section, whereby you attribute revenue increases to improved occupancy and rental rates. Please revise to explain the relative impact of occupancy and rental rate changes.

Our Business and Properties, page 42

Description of Our Properties, page 44

15.   Here or elsewhere where appropriate, please explain how you define class A and class B properties.

Certain Relationships and Related Party Transactions, page 64

16.   We note your disclosure regarding the fees paid to your advisor. Please revise to disclose the amount of fees paid to the advisor by type of fee and break out the amounts paid pursuant to the reimbursement provision.

17.   In the second paragraph, we note your disclosure that your board approved the terms of the contribution of the properties by RAIT as being fair and reasonable and "at a price no greater than the costs of [those] properties to RAIT." Please disclose whether the board considered the fair market value of the properties at the time of the contribution.

18.   Here, or elsewhere where appropriate, please include separate disclosure to address the conflicts of interest that exist and may arise. We note your similar abbreviated disclosure in the Summary section. In this section, please also identify the individuals that owe you fiduciary duties. Please be sure to include disclosure approximating the amount of time you expect your named executive officers to devote to your operations, disclosure about any affiliated entities that directly compete with you, as well as any conflicts that may exist because Jupiter is a wholly-owned subsidiary of RAIT.

Certain Conflict Resolution Measures, page 65

Allocation of Investment Opportunities, page 65

19.   Please revise to identify affiliates that may compete for properties and tenants, and the amounts available to such affiliates for investment.

20.   We note your disclosure in part (c) in the second paragraph of this section. Please explain who determines whether you have the financial resources to take advantage of such opportunity and whether there is any specific criteria used to make this determination.

Underwriting, page 91

21.   We note the following statement on page 91: "Our common stock is being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to certain conditions." Please explain what you mean by the underlined language.

22.   To the extent applicable, please provide disclosure regarding any historical relationships between you and your affiliates and the underwriter(s).

Financial Statements

Financial Statements of Independence Realty Trust, Inc. and Subsidiaries as of and for the three months ended March 31, 2013

Consolidated Statements of Cash Flows, page F-3

23.   Please tell us how you complied with paragraphs 2 and 3 of ASC 230-10-50, or tell us how you determined it was not necessary to disclose the cash paid for interest and non-cash investing and financing transactions.

Notes to Consolidated Financial Statements, page F-4

General

24.   Please tell us how you complied with paragraph 10 of ASC 825-10-50, or tell us how you determined it was not necessary to disclose (1) either in the body of the financial statements or in the accompanying notes, the fair value of financial instruments for which it is practical to estimate that value, (2) the method(s) and significant assumptions used to estimate the fair value, (3) a description of changes in the method(s) and significant assumptions used, if any, during the period, and (4) the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (Level 1, 2, or 3).

25.   On page 52, you disclose that you are not party to any legal proceedings which would have a material effect on your business, financial condition or results of operations. Please disclose within your interim and annual financial statements if these legal proceedings will have a material effect on your financial statements, as a whole.

Note 2: Summary of Significant Accounting Policies, page F-4

j. Earnings per Share, page F-6

26.   Please revise your filing to clarify that diluted earnings per share excludes 5,274,900
        limited partnership units for the three months ended March 31, 2012 and not the three
        months ended March 31, 2013.

Note 5: Shareholder Equity and Non-Controlling Interest, page F-8

Non-controlling Interest, page F-9

27.   Please tell us where you disclose the redemption rights of the partnership units or revise
        your interim and annual financial statement footnotes to disclose this information.

Note 7: Related Party Transactions and Arrangements, pages F-10

28.   Please tell us how you complied with paragraph 1 of ASC 850-10-50, or tell us how you
        determine it was unnecessary to disclose amounts due from or owed to related parties as
        of the end of the reporting periods.

Financial Statements of Independence Realty Trust, Inc. and Subsidiaries for the year ended
December 31, 2012

Consolidated Statements of Operations, page F-14

29.   Please tell us how your presentation of Dividends declared per common share complies
        with paragraph 5 of ASC 260-10-45.

Unaudited Pro Forma Consolidated Financial Information, page F-47

Unaudited Pro Forma Consolidated Balance Sheet, page F-48

30.   To the extent that you have a firm commitment from your underwriters, please tell us
        how you determined it was not necessary to include a pro forma adjustment for the
        offering proceeds and the redemption of the Series B preferred units and Series A
        preferred stock.

31.   It appears that you have declared dividends for a period subsequent to March 31, 2013.
        Please tell us how you determined it was not necessary to include a pro forma adjustment
        for the dividends declared. Please refer to paragraph 3 of ASC 855-10-50.

Unaudited Pro Forma Consolidated Statements of Operations for the year ended December 31, 2012, page F-50

32.   Please tell us how you determined it was not necessary to include a pro forma adjustment to remove the acquisition expenses related to the Runaway Bay Acquisition.

Part II

Item 33. Recent Sales of Unregistered Securities, page II-1

33.   We note your disclosure that you sold all of the shares of the Series A preferred stock in a private offering to unaffiliated investors. This appears to conflict with your disclosure on page 32, which states that you intend to redeem all the Series A preferred shares, which are owned by a wholly-owned subsidiary of RAIT. Please explain or revise to reconcile.

Exhibits

34.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed as EDGAR correspondence. In addition, we note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement. Please note that incomplete exhibits may not be incorporated by reference in subsequent filings under any Act administered by the Commission. Please refer to Instruction 1 of Item 601 of Regulation S-K.

Exhibit 23.2

35.   Please have your auditors revise their consent to reference the period from October 8, 2008 to December 31, 2008 with respect to their report for properties commonly referred to as Crestmont Apartments, Cumberland Glen Apartments, Copper Mill Apartments, Heritage Trace Apartments, Belle Creek Apartments and Tresa at Arrowhead.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581, Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or Kevin Woody, Accounting Branch Chief, at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney, at (202)551-3585 or me at (202)551-3402 with any other questions.

Sincerely,

/s/ Angela McHale

Angela McHale
Attorney-Advisor

cc: Mark E. Rosenstein, Esq. (via e-mail)